sodastream

Investor / Analyst Day

May 13, 2013


sodastream
60L

Safe Harbor Statement

This presentation contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences are detailed in documents we file from time to time with the United States Securities and Exchange Commission. Forward-looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

These statements include descriptions regarding the Company's plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These statements can be recognized by the use of words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," potential" or "continue," the negative of these terms and other comparable terminology. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those described under "Risk Factors" in the Company's Form 20-F, that may cause the Company's actual results, performance or achievements to differ materially from those set forth in the forward-looking statements as a result of various factors and assumptions. The Company has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of SodaStream or of those other companies.

Non-IFRS Financial Measures

This presentation contains certain non-IFRS measures, including Adjusted net income ("Adjusted net income"), Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization ("Adjusted EBITDA"), and Adjusted diluted earnings per share ("Adjusted diluted EPS").

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation Expense. Adjusted diluted EPS represents earnings per share calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation Expense.

The Company believes that the Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, which excludes the Share-Based Compensation Expense, should be considered in evaluating the Company's operations since they provide a clearer indication of the Company's operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this presentation have been reconciled to the IFRS results in the table included at the end of this presentation.

Management Introductions

- **Daniel Birnbaum**, Chief Executive Officer
- **Daniel Erdreich**, Chief Financial Officer
- **Yossi Azarzar**, Chief Operating Officer
- **Yonah Lloyd**, Chief Corporate Development & Communications Officer
- **Ilan Nacasch**, Chief Marketing Officer
- **Gerard Meyer**, President, SodaStream USA
- **Henner Rinsche**, Geschäftsführer, Germany, Austria

Leading a Revolution

SodaStream is **revolutionizing** the beverage industry by **empowering** people and **enabling** partners with a **platform** that offers simple, fun, "better-for-you" and environmentally-friendly ways to **make soda at home.**



Snapshot

- World leader in home carbonation
- 45 countries: 21 direct / 24 distributor
- 60,000 stores (15,000 in US)
- ~6.5 million active households (~1.3m in US)
- 6 co-branded partnerships to-date
- Revenue projected to surpass $550 million in 2013
- Estimated retail market size is over $260 billion

History

1903: SodaStream founded in the U.K.

1955: Pioneers the world's first home soda maker

1985: Acquired by Cadbury Schweppes PLC

1992: Israel distributor establishes Soda-Club

1998: Soda-Club acquires SodaStream

2002: Soda-Club begins selling in US online

2007: Fortissimo Capital acquires Soda-Club

2010: SodaStream International lists on NASDAQ

2011: Worldwide retail locations surpass 45,000 including 7,000 in US

2012: Launches Source and Revolution soda makers and first co-branded flavors. Annual sales reach $436 million.

sodastream **Strong Track Record of Financial Success**



Revenue (in $ Million)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
CAGR 47%
$136.2
$208.4
$289.0
$436.3
2009
2010
2011
2012

Strong Track Record of Financial Success



Adjusted Net Income (in $ Million)
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
CAGR 71%
$10.0
$16.9
$32.9
$50.0
2009
2010
2011
2012

LTM: Sold equivalent of 4.5 billion cans of SodaStream


Americas: 39%[1]
+87% Y/Y
Western Europe: 45%[1]
+26% Y/Y
CEMEA: 7%[1]
+16% Y/Y
Asia-Pacific: 9%[1]
+59% Y/Y
Direct subsidiary (21)
Distributor (24)

[1]Percentage of sales Q2'12 – Q1'13

Explosive Growth


Soda Maker Unit Sales (in thousands)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,057
1,922
2,710
3,499
49% CAGR
2009
2010
2011
2012

Explosive Growth


Flavor Unit Sales (in millions)
30.0
25.0
20.0
15.0
10.0
5.0
0.0
7.3
13.8
18.9
28.1
57% CAGR
2009
2010
2011
2012

Explosive Growth


Refill Unit Sales (in millions)
24% CAGR
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
8.5
10.3
13.3
16.5
2009
2010
2011
2012

Where is SodaStream going and how do we get there?

$1 billion in Revenue by 2016

- Innovation
- Distribution
- Consumer Education

Today's Agenda

- Innovation: Products / Partnerships
- Marketing
- Operations
- Geographic expansion
- Market Case Studies: Germany / USA
- Financial Outlook
- Closing
- Q&A

sodastream

Innovation



1903
1991
2012
2014

THE WORLD'S MOST INNOVATIVE COMPANIES 2013

FAST COMPANY

February 2013

MOST INNOVATIVE COMPANIES 2013

23_SODASTREAM

FOR MAKING DIY CARBONATION SEXY.

#1 in Food



Soda Makers



Revolution™

Designed by Tamooz

One-touch automatic carbonation
Electric-powered, LED display
Snap-and-Lock mechanism



Source™

Designed by Yves Behar

Elegant design
LED display
Snap-and-Lock mechanism



AquaBar

Designed by Stefano Giovannoni

Single-Serve
Carbonated, plus Hot / Cold / Ambient
Double-Filtration

Innovation: Areas of Focus

- Better Taste
- Health & Wellness
- Variety
- Brand Partnerships
- Ease of Use

sodastream

Flavors

sodastream®

SodaStream® sodamix is specially formulated to make your own fresh, great-tasting soda in seconds! Choose from a wide variety of flavors including leading regular and diet flavors, exotic fruit flavors, energy drinks, sparkling iced tea and lemonade, and cocktail mixers -- plus all-natural alternatives including Sparkling Naturals, sweetened exclusively with cane sugar, and unsweetened MyWater essences for sparkling water with a hint of flavor.

COLA



FRUITS



FRUITS



FRUITS



FRUITS



SPARKLING NATURAL



STEVIA SWEETENED



GREEN TEA



ICED TEA



CLEAR



ENERGY



MIXERS



ISOTONIC


ISO TO NIC
ISO TO NIC
ISO TO NIC
ISO TO NIC

LOCAL



LOCAL



CRYSTAL LIGHT



COUNTRY TIME



KOOL AID



MY WATER



COUNTRY TIME, CRYSTAL LIGHT and KOOL-AID are registered trademarks of Kraft Foods, used under license.

printed on environmentally friendly paper 402120010-01/13

Flavor Dispensing

Standard Container


sodastream
SPLASH
ORANGE

SodaCaps


sodastream
CAPS
ORANGE
8 CAPS = 8 LITERS
SODA CAPS

Squeeze Bottle


sodastream
SQUEEZE
ORANGE FLAVOR
24

Images for illustration purposes only

sodastream

Consistent Dose / Easy-to-Use


sodastream
SODA
CAPS
SMART. SIMPLE. SODA.
sodastream
SODA
CAPS


sodastream
caps
FIZZZ
CLICK
AHHH

Bottles

1L Tear Drop



1/2L Tear Drop



Glass



Stainless Steel To-Go



Images for illustration purposes only

sodastream

By-the Glass / On-Demand





Built-In









sodastream

SodaStream Professional

- Almost 350 active units in European test restaurants

- Appx. 75% are sold, including:
  - *Italy*
  - *Germany*
  - *Hungary*
  - *Greece*
  - *Sweden*
  - *Russia*

- Appx. 25% are leased, including:
  - *Italy*
  - *Greece*
  - *France*

- 2013 plan is 1,500 units deployed



sodastream

Strategic Partnerships


sodastream
60L

Objectives:

- Increase consumer reach
- Enhance category credibility
- Increase sales of soda makers and consumables


make it a
New Year
with a
New You

Early Success

- 1.2mm units May-Dec 2012
- 3x growth plan for 2013


sodastream
Kool-Aid
sodastream
Kool-Aid
sodastream
Kool-Aid

kraft


Crystal Light
Crystal Light
Crystal Light
energy
Crystal Light


COUNTRY TIME
PINK LEMONADE
COUNTRY TIME
HALF & HALF
COUNTRY TIME
NATURAL LEMONADE
COUNTRY TIME
LEMONADE

sodastream

Distribution – Country Time & Crystal Light

Launched May 2012
11K stores

BED BATH & BEYOND
WAL★MART
HSN
KOHL'S expect great things
jcp
BEST BUY
meijer
TARGET
STAPLES
SHOPKO my life. my style. my store.
the magic of macy's
Wegmans

2013
3K additional

Office DEPOT
H-E-B
QVC
Kroger

Distribution – Kool-Aid

2012
3K Doors


sodastream
Kool-Aid
sodastream
Kool-Aid
sodastream
Kool-Aid

Walmart
Save money. Live better.

2013
14K Doors

TARGET

meijer

KOHL'S
expect great things

HSN

SHOPKO
my life. my style. my store.

QVC

Kroger

BEST BUY

BED BATH & BEYOND

Social Media


SodaStream
Monday
Hit 'Like' if you love adding fizz to your fruit punch! Which Crystal Light sodamix flavor is your favorite? http://bit.ly/OQn8fA
sodastream
Crystal Light
FRUIT PUNCH
sodastream
set the bubbles free
Like · Comment · Share
15
448 people like this.
View previous comments
2 of 54
Julie Heroux raspberry lemonade is great!
Yesterday at 11:17pm · Like
Janice Allen pink lemonade
17 hours ago · Like
Write a comment...


sodastream
CHERRY
Kool-Aid
SodaStreamUSA SodaStream USA
RT If you love fizzy Kool Aid! #OhYeah! pic.twitter.com/15fxKyPw


SodaStream
January 16
SodaStream users can now enjoy the beloved taste of Kool-Aid in sparkling new fashion. Kool-Aid sodamix is now available online! http://bit.ly/SodamixFlavors
'Like' this and join us in saying "Oh yeah!"
sodastream
TROPICAL PUNCH
Kool-Aid
CHERRY
Like · Comment · Share
1,356
221
198
1,356 people like this.
View previous comments
100 of 221
Nicole Musarra Yes omg yes....Finally sodastream is living the Bear'd Life. Ooooh yeeeaaaa.
January 16 at 2:55pm · Like
Justin Corder Oh yeah
January 16 at 3:02pm via mobile · Like
Kelly Russell the cherry is awesome!!!!!
January 16 at 3:07pm · Like · 1
Lori Pence Fields WHEN??? WHERE??? I have wanted a cherry flavor for sooooo long! ::doing a happy dance::

Digital Campaign


SodaStream users can now enjoy the beloved taste of Kool-Aid in sparkling new fashion. Kool-Aid sodamix is now available online! http://bit.ly/SodamixFlavors
'Like' this and join us in saying "Oh yeah!"
sodastream
Kool-Aid


sodastream
a smarter way to enjoy soda
Earth Friendly
Lemonade Season Has Officially Begun!
SodaStream introduces a sparkling new way to enjoy Country Time® & Crystal Light®
LEARN MORE
$20 Mail-In Rebate
On Fizz Home Soda Makers
The Perfect Gift for Dad!
Father's Day is June, 17th


sodastream
a smarter way to enjoy soda
Money-saving offers INSIDE!
Pop never looked so good!
Move over power drill,
dad has a new favorite tool.
1 Fill
2 Fizz
3 Flavor
Enjoy
Earth Friendly


Out of Gas?
Find A Retailer Near You!
FREE SHIPPING
on all Ho
SHOP NOW


NEW!
SodaStream puts some sparkle into Country Time & Crystal Light
Learn More

WAL★MART

Kool-Aid Side-Stacker


Everyday
Low Price
sodastream
SMART. SIMPLE. SODA.


Earth Friendly
Kool-Aid
sodastream
SMART. SIMPLE. SODA.

sodastream

Kraft POS Material



COUNTRY TIME
LEMONADE
Sparkling Drink Mixes
sodastream
Fizz your favorite flavors!
Crystal Light
Sparkling Drink Mixes



SMART.
SIMPLE.
SODA.
sodastream
COUNTRY TIME
LEMONADE
Crystal Light
Kool-Aid



SMART.
SIMPLE.
SODA.
sodastream
set the bubbles free



COUNTRY TIME
LEMONADE
Crystal Light
Kool-Aid



sodastream



sodastream

Samsung RF31FMESB
Four-Door Sparkling Refrigerator



Product Dimensions (WxHxD)
Without hinges/door:
35¾" x 68⅞" x 31⅛"
With hinges/door:
35¾" x 70" x 35½"
With hinges/door/handles:
35¾" x 70" x 37⅞"


sodastream
sodastream

Add a little variety to your sparkling water

Choose from 3 levels of carbonation and then add any one of these SodaStream products to flavor your sparkling water. MyWater unsweetened all-natural flavor essences, energy and fruit drinks, mixers and teas.

Note: Sparkling water carbonation is not suitable for traditional soda pop syrups.

POWERED BY
sodastream

* Actual size = 30.5 cu. ft.
** Grocery comparison based on each cubic foot of usable space equaling one paper bag

SAMSUNG



Introducing Samsung's newest 4-door refrigerator.

Extra large capacity, customizable fourth drawer, and your choice of still or sparkling water.

RF31FMESB

POWERED BY
sodastream

sodastream

Powered-by-SodaStream


SAMSUNG
SPARKLING
Still or sparkling? Now get both straight from your refrigerator door.
POWERED BY
sodastream


SAMSUNG
SPARKLING
Still or sparkling?
Now get both straight
from your refrigerator door.
sodastream


Still or sparkling?
Now get both
straight from your
refrigerator door.
SAMSUNG
POWERED BY
sodastream

The new Samsung 4-door Sparkling French Door Refrigerator

Refreshing sparkling water anytime

Built-in chilled sparkling or still water dispenser powered by SodaStream, saves money and creates less waste than bottled sparkling water.

SodaStream 60L CO^2 carbonators are available for easy exchange at 10,000 locations.



High-efficiency LED lighting illuminates virtually every corner

Beautifully lights up the interior so you're able to quickly spot what you want.



Ultra-high capacity saves you trips to the market

31 cu. ft.* ultra-high capacity has enough room to fit up to 31 bags of groceries.**


31 BAGS

Three-way shelf for all your storage needs

Slide-in/Flip-up Shelf works like a standard shelf, slides in for more space or flips up to fit taller items with ease.



Keeps your food and family organized

Counter-height FlexZone™ Drawer with Adjustable Smart Divider creates four flexible-size compartments with customizable temperature settings.

Meats	29°	Deli/snacks	37°
Cold drinks	33°	Party dishes	42°



Up to 10 lbs. of ice daily for family and friends

Ice Master makes up to 10 lbs. of ice daily and stores up to 4.2 lbs.



Helps produce stay fresher longer

Twin Cooling Plus® keeps refrigerator air at higher, near-commercial grade humidity levels.





POWERED BY sodastream

sodastream

Sales and Distribution

- Key objective is increased CO2 / flavor sales
- US/Canada rolling out now
- ROW begins August
- More models to come
- Making flavored soda on the horizon




SAMSUNG
Sparkling water is just the beginning
Enjoy freshly made sparkling drinks with over 60 SodaStream syrups. Choose from sodas, energy drinks, fruit drinks, mixers and teas.
POWERED BY sodastream

8. CO2 Cling POP




POWERED BY sodastream
SAMSUNG

sodastream

Marketing



sodastream
60L

Business Opportunity


Carbonated Beverages
251 billion liters[1]
Carbonated soft drinks
220 billion liters[1]
Sparkling water
31 billion liters[1]

SodaStream Est. share	SodaStream Est. Share
0.2%	2%

Source: Euromomitor (2012) for beverage consumption

5 "Mega-trends" which are here to stay:

– Convenience
– Sustainability
– Health & Wellness
– Value for Money
– Personalization

- **<u>Let's not forget who we are competing with…</u>**
  - What we spend in a year is what Coke spends in 2 days!
  - It is about Outsmarting vs. Outspending


Marketing Budget
Sodastream
Coca-Cola

SodaStream will elevate the home soda category into a mainstream alternative to store-bought soda

1. Drive Household Penetration

2. Increase Consumer Usage/Loyalty

1 sparkling drink made every day

- 15 syrups sold per machine/year vs. 4 today
- 6 cylinders sold per machine/year vs. 3 today

3. Build Brand Equity

From “Category Building” to “Brand Building”

Establish “Stylish Rebel” Brand Image

sodastream

Marketing Strategies

1. Premiumize



SUPERMARKETS


2. Innovate





3. Flavorize



SODA MIX
SODA MIX
SODA MIX
Crystal Light
Country Time
Kool-Aid
V8 Splash

sodastream vitacaps

4. Loyalize


sodastream
60L

FREE 12 PORTION PACK OF FLAVOURS.
CONGRATULATIONS ON YOUR NEW DRINKSMAKER.


Marketing Tools

- Always-On activities

- Concept Map


sodastream concept map 2013
Q1
Q2
Q3
Q4
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Brand building communication & PR
Product Innovation
Flavor Innovation
Promotions
SodaStream Caps
ALWAYS-ON

Market: "10 Alway

		Action Items	Legend
Brand Equity & Image	1. Lifestyle PR	PR Agency in place with yearly PR plan	
		Aspirational Brand Ambassador(s) in place	
		"Hot" image building PR activities with proven ROI	
	2. Sustainable PR	Cage - mandatory activity	
		Green PR agency in place with yearly plan	
		Sponsorship of at least one "Green" Day/event	
	3. Credentialing	Implementation of Product of the Year / other award	
Penetration	4. Benefits Education	In-store messaging on key benefits in 80% stores	
	5. Right Portfolio Management	Portfolio structure and pricing as per global guidance	
	6. Big & Bold Portfolio Theatre	Presence only in positive Equity building retailers	
		Brand Post-sign / Brand block in 80% stores	
		Yearly demo plan only when proven ROI	
		In-store Theater or additional display in 80% stores	
	7. Promotion Strategy	Yearly promo plan available by customer	
		360 execution: End cap + Trade circular for 80% promos	
Consumer Loyalty	8. Consumables Availability	Minimum 30 flavors per store	
		Exchange Gas and Spare at shelf	
		Gas POS at both cashier/shelf in 80% stores	
		Bottles - Trio Pack in 80% retailers, no plastic singles	
	9. Flavor Sampling	Portion Pack on EVERY gas refill	
		6 PP or 12x portion pack samples on every machine sold	
	Build 1-1 Benefits to reinforce Benefits	50% machine registration at Purchase	
		Newsletters sent min. every month	
		Community Manager in place for social media & digital	

Scorecard legend: Partially Achieved; Objective Achieved fully

Payout for each New User is already achieved in Year I

	2012
A&P spending	$74M
A&P spend per New User	$25
Profit/user/Year	$25
A&P investment Payout	12 months

sodastream

Awareness Growth


Unaided Awareness
+/- 2011
Sweden
68%
+4%
Finland
61%
+25%
Israel
60%
+6%
Czech R
59%
+1%
UK
46%
+5%
Switzerland
44%
+2%
USA
38%
+21%
Australia
33%
*
Germany
30%
+2%
France
28%
+22%
Belgium
28%
+10%
Italy
11%
+3%

** 2011 data*

Which brands of home soda makers have you ever heard of, even if only by name?

Equity Matrix


SodaStream is convenient
SodaStream is good for the environment
SodaStream is revolutionary
SodaStream is easy to use
SodaStream tastes good
Jul-12
Jan-13
Feb-13 SB

Aware of SST	July 2012 Tracker	Jan 2013 Tracker	Feb 2013 Tracker	Feb '13 vs. Jul '12
SodaStream is convenient (without the need to carry bottles or cans)	62%	67%	69%	**+7%**
SodaStream is good for the environment	56%	59%	63%	**+7%**
SodaStream is revolutionary	53%	57%	59%	**+6%**
SodaStream is easy to use	50%	55%	56%	**+6%**
SodaStream tastes good	39%	43%	44%	**+5%**

Equity Building

- SodaStream own its environmental benefit and perceived as more innovative & trendy
- Biggest gap on Taste & Emotional connection vs. Coke
- We have good opportunity in Health where Coke is very weak



Values of SodaStream Vs. Coca Cola - Total
Aware to SodaStream (N = 1034)
Innovative
69%
45%
Creative
68%
46%
Trendy
65%
47%
Good for the environment
63%
20%
Fun
60%
54%
Revolutionary
59%
39%
Stylish
52%
48%
Good value for the money
47%
41%
Tastes good
44%
74%
Healthy
32%
16%
Brand I love
30%
60%
Rebellious brand
24%
20%
SodaStream
Coca-Cola

To what degree do you agree or disagree with the following statements regarding those brands?

sodastream

Marketing Goal

SodaStream has an average 2% HHP in the countries where present
Our Goal is to be at min 10% penetration per country


SST Active Household Penetration
30%
25%
20%
15%
10%
5%
0%
25%
13%
13%
10%
8%
8%
4%
4%
4%
3%
3%
3%
1%
1%
1%
1%
Sweden
Finland
Czech R.
Israel
Switzerland
NZ
Belgium
Australia
France
Germany
Austria
Denmark
Italy
USA
UK
SA
SST Active Users

Do you have or have you ever had a home soda maker or a similar appliance in your household?

sodastream

SodaStream Equity Pyramid



Brand Image
Stylish Rebel
Experiential/Emotional Benefit
Enjoy bubbles without bottles
Product Benefits
Health & Wellness
Taste
Variety and Customization
Category Benefits
Convenience
Sustainability
Innovation
Value for Money

Cola Ad



SET YOURSELF FREE
WITH A NEW
KIND OF COLA
*Source: Euromonitor International Limited; Global Soft Drinks Metal and Plastic Packaging, total unit volume in 2011.
Let's admit it, you drink your cola for the taste, not the workout. Save 2000 bottles a year while enjoying great tasting cola.*
sodastream
set the bubbles free

sodastream

Operations


sodastream
60L

Operations Mission Statement

SodaStream is proud to have the world's leading personalized carbonation operations organization:

- *Best people, equipment, materials & processes*
- *Maximizing capabilities & productivity to produce and supply in an efficient, qualitative, cost effective & timely manner*
- *No compromise on safety and regulations*

Our commitment to excellence ensures the successful execution of our corporate strategy

Global Facilities


Sweden
Germany
USA
W. Coast
Filling
Holland
USA
E. Coast
Filling
USA
Syrup Production
Italy
Israel
Japan
China
Brazil
South Africa
Australia
New Zealand

Total of 22 active locations (●) and 4 pending locations (○):

Israel – 8: Mishor, Ashkelon x2, Alon Tavor x2, Kiryat Shmona, Ma'ale Efraim , Shefayim
China – 3: Shenzhen x2, Shanghai
Europe – 2: Netherlands (Reijn), Italy (CEM)
USA – 1: Cott Facility for Syrup Manufacturing, Columbus, GA
Filling plants– 8: Israel, USA, Holland, Sweden, Germany, South Africa, Australia, New-Zealand
Israel (new factory), Japan, Brazil and USA West Coast filling stations pending

Israel Sites

Alon-Tavor Plants




Ashkelon

Aqua Print (Ma'ale Efraim)



Mishor Plant



Rimoni Kiryat Shmona Plant



Polycad Shfayim Plant



Operations Facility



CO2 Filling Operation



8 locations:
Israel | Germany | Holland | Sweden
USA | Australia | New Zealand |
South Africa




sodastream




sodastream
60L

sodastream

Plastic Operation









Painting Operation





Blowing & Printing Operation



Sidel











sodastream
BLUE

½ L PET PEN Metal Fuse

sodastream

Metal Operation




sodastream
sodastream
sodastream
60L







sodastream

Machining Operation











sodastream

Sub Assembly Operation









Final Assembly Operation








SOURCE
SOURCE
SOURCE
SOURCE
SOURCE
SOURCE

Syrup Operation


OVER 100
FLAVOURS
WHAT'S YOUR FAVOURITE?






sodastream
SODA
MIX
Cola



New Production Facilities

- **Primary facility - Lehavim**
  - $80M project ($50M in 2013) / 5-yr ROI
  - 1M square feet
  - Produce all components
  - Reduce costs related to outsourcing and transportation.
  - Phase-1 production by Q4’13
  - Full production by Q1’15

New Production Facility - Lehavim


Metal & Machining Q3/2014
Syrup Q2/2015
Assembly Q4/2013
Office & Administration Q4/2014
Logistics Center Q3/2014
Plastic, Bottle blowing & Printing Q2/2014

sodastream

New Facility Construction


Bedding underneath future buildings


Construction of site main power building


Pouring concrete for entrance facility


Concrete base for site main water plant

sodastream

Rendering of New Facility


sodastream

sodastream

Rendering of New Facility



New Production Facilities

- **US syrup production facility – Columbus, GA**
  - Collaboration with COTT Beverages (NYSE: COT)
  - Closer to market, more efficient
  - Active since April 2013

Cott Facility Start-up


Celebrating Cott's First Run of Sodastream
APRIL 3, 2013
We set the flavor free!
Cott
sodastream

Cott Facility Start-up


Celebrating Cott's First Run of
APRIL 3, 2013
We set the flavor free!
Cott
sodastream

sodastream

Cott Facility Start-up



the flavor free
IL 3, 2013

Cott Facility Start-up


sodastream
SODA
MIX
Cola

Alon Tavor Facility Capacity Increase








Ashkelon Facility Capacity Increase









sodastream

Capsules Plant









Capsules Filling Line









Capsules Plant - Silo






sodastream

Quality System: Multiple Certifications



Lloyds Cylinder Re-Testing
Lloyds - ISO 2000 Machine & Cylinder
IFS GmbH CO2 Refill
Canada TC Cylinder Making Cylinder Re-Testing
USA DOT Cylinder Making Cylinder Re-Testing
SVTI Swiss Cylinders
BFFE Fire Extinguishers
Lloyds Valves
DQS - ISO 2000 Syrups
TUV NORD Machines
SII Green Label
HACCP Syrups
BRC Global Standard for food andsafety

sodastream

Cylinder Certifications

	Lloyds Register ISO 9001:2000	Manufacture of Aluminum Alloy gas cylinders and associated valves for beverage applications. Manufacture of aluminum Alloy gas cylinders for fire extinguisher applications. Production of fire extinguisher assemblies. Refurbishment and retesting of aluminum Alloy and Steel gas cylinders. Production and assembly of in home carbonation systems and carbonation bottles.
	Lloyds Register For Cylinders Production and Inspection	Production and inspection of Seamless aluminum cylinders in accordance to TPED And Directive 84/526/EC
	Lloyds Register For Cylinders Retest	Retesting and Remarking Aluminum Gas cylinders
	Lloyds Register For Valves	Design, Manufacture, Inspection & Testing of Cylinders valves for use of CO2 Cylinders in use of domestic drink makers
	DOT – Department of Transportation for Cylinders	APPROVAL CA1999060006 (Second Revision) Registration Number M9903 Soda-Club Ltd. is authorized to manufacture DOT 3AL Specification cylinders at the location given above.
	TC – Transport Canada for Cylinders	Soda-Club Ltd. is granted this Certificate of Registration to manufacture containers subject to the requirements of Standard CAN/CSA-B339-02 applicable to Specification TC-3ALM, The manufacturer's registered mark shall be "M9903"
	BSI for Fire Extinguishers	Kite mark License for Fire Extinguishers
	BAFE for Fire Extinguishers	British approval for fire equipments in compliance with BS EN 3 – Specifications for portable fire extinguishers as certified with Kite mark
	SGS IFS for Gas Filling plant - GMBH	Soda-Club GMBH Fill of Carbonic Acid in impression cylinder and trade with refreshments concentrate Comply with the requirements of International Food Standard (IFS) – Version 4, January 2004 – Higher Level

sodastream

Soda Maker and Syrup Certifications

Soda Maker Related Certifications

	TUV-NORD for Carbonating Machines	Products manufacturing facility applied for TUV NORD approval marks
	Swiss TS for Carbonating Machines	SVTI / Safety Support Grants the label "SVTI Gepruft" (SVTI Inspected) To the company Soda-Club
	SII Green Label	License to mark product with Green Label

Syrup Production Related Certifications

	DQS ISO 9001:2000 for Syrups plant	Soda-Club – Syrup production Ashkelon implemented and maintained Quality Management System The Management System fulfills the requirements of the following standard: ISO 9001:2000
	SII HACCP for Syrups safety production	Soda-Club Syrup production Ashkelon audited and found comply with: • Codex Alimentarius – Annex CAC/RCP • Israel Health ministry guide for HACCP
	ISA Cert BRC – Global Standard for Food Safety	Soda-Club Syrup plant Ashkelon complies with **Global Standard for Food Safety** **Issue 5: January 2008**

Operations Main Challenges

- **Building capacity ahead of demand**
  - Dispersed Operations
  - Multiple sub-contractors
- **Cost Reduction → Way Of Life**
  - COGS
  - Purchasing
  - Logistics & Transportation
- **Commercializing Innovation**

sodastream

Regional Overview



sodastream
60L

Global Retail Partners

bloomingdale's
Carrefour
macy's
BED BATH & BEYOND
WILLIAMS-SONOMA
Harrods
TARGET
WAL*MART
COSTCO WHOLESALE
KOHL'S expect great things
Media Markt
TESCO
STAPLES
Crate&Barrel
QVC
SELFRIDGES&Co
MITSUKOSHI 香港三越
amazon
THE CONRAN SHOP
ICA
MIGROS
real,-
coop
DARTY
Argos
Kaufland
El Corte Inglés
Takashimaya
伊藤洋华堂 Ito Yokado

sodastream

Western Europe

- Largest region at 45% of revenues on LTM basis
- Revenues grew 26% year-over-year on LTM basis
- Mix of established and new markets
- Household penetration snapshot:

SUBSIDIARY

- Sweden → 25.2%
- Finland → 13.2%
- Switzerland → 7.7%
- Austria → 4.3%
- Belgium → 4.0%
- Germany → 3.4%

DISTRIBUTOR

- France → 3.5%
- Italy →1.3%

Western Europe Quarterly Growth



Revenue ($M)
2009
2010
2011
2012
2013
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Q1
Q2
Q3
Q4
20.2
24.9
30.5
45.7
53.4
23.2
35.5
43.2
54.1
26.6
35.9
39.7
52.6
26.6
33.0
39.7
52.0

Western Europe Future Growth

Growth Opportunities

France

- 3.5% Household penetration
- 40% growth vs. last year, high consumables
- Expanding the business into food retailers
- TV campaign planned for this summer
- €99 Source launch Q3 2013

U.K.

- High awareness profile
- 90% of drinks are flavored
- Premium retail: Harrods, Selfridges,
- Top-3 grocers in Q2: Asda, Tesco, Sainsburys (in CSD aisle)

Germany

- 3.4% household penetration
- 31% growth vs. last year
- 2012 soda maker sales doubled vs. 2011
- Preparing to launch €99 Source

Italy

- 1.3% Household penetration (24mm homes)
- Strong sparkling water usage (184L/capita)
- Adding €99 Source in H2 2013
- Actively resolving distributor issues

ELGIGANTEN

Denmark


sodastream


IMERCO
appetit på livet
sodastream
SOURCE
designed by Yves Béhar
SMART.
SIMPLE.
SODA.
sodastream
SOURCE
SMART.
SIMPLE.
SODA.
ROSENDAHL
COPENHAGEN

SATURN

Austria



BRITA
19,99
SATURN
Wasserfilter
sodastream

Sweden


SCANPART
SAMSUNG
SIEMENS
AGA
Cylinda
GRAM
SCANPART
SIEMENS
AEG
Hotpoint
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat
Smakkoncentrat


Mikrovågsugnar
Mikrovågsugnar
Mikrovågsugnar
Mikrovågsugnar

KREFEL

Belgium


sodastream™
sodastream

Finland



sodastream
ja terveydenhoito
assa
HITACHI VOLTA ASKO
LG
BOSCH
sodastream

sodastream France


Emporte
ces produits
399
59

sodastream

UK

SELFRIDGES&Co


sodastream
makes sparkling water from ordinary tap water, saving thousands of plastic bottles every year.

sodastream **Switzerland**


sodastream
Microwelle
149.-

Americas

- Fastest growing region led by the United States
- 39% of revenues on LTM basis
- Revenues grew 87% year-over-year on LTM basis
- Household penetration snapshot:

SUBSIDIARY

- United States → 1.1%
- Canada →1%

DISTRIBUTOR

- Mexico
- Brazil
- Chile
- Colombia

sodastream

America's Quarterly Growth


Revenue ($M)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
5.2
13.3
25.6
48.3
6.2
14.7
30.6
10.7
24.0
38.7
18.8
32.0
62.8
Q1
Q2
Q3
Q4
2010
2011
2012
2013

Growth Opportunities



U.S.

- World's largest soda market
- 1.1% household penetration to-date
- Growing consumer adoption
- Brand partnerships
- Distribution: appliance, grocery, drug, e-commerce, home shopping



Canada

- 1% household penetration
- 70% growth vs. last year
- Transitioned to subsidiary in Sep. 2012
- Focus on retail expansion and Source



Brazil

- 3rd largest soda market in the world
- 57mm household potential
- Establishing local syrup manufacturing
- Strong early feedback from premier retail



Mexico

- World's highest per-capita soda consumption
- Establishing subsidiary
- Sales to begin early 2014
- US-based retail expanding

sodastream USA


sodastream
sodastream
set the bubbles free
sodastream
set the bubbles free


sodastream
sodastream
550
SODA BAR

the Bay

Canada



Asia-Pacific

- 9% of revenues on LTM basis
- Provides significant long-term growth opportunities
- Revenues grew 59% year-over-year on LTM basis
- Projecting double digit growth in 2013
- Household penetration snapshot:

SUBSIDIARY

- Australia→ 4.0%
- India

DISTRIBUTOR

- New Zealand → 8.0%
- Japan
- South Korea

Asia Pacific Quarterly Growth


Revenue ($M)
2009
2010
2011
2012
2013
14
12
10
8
6
4
2
0
Q1
Q2
Q3
Q4
1.2
3.1
4.7
9.9
9.3
1.1
2.2
3.0
9.9
1.5
2.0
4.4
10.9
3.9
5.6
8.8
11.6

Asia-Pacific Future Growth

Growth Opportunities



Japan

- World's #2 consumer goods market
- Over 25% aided awareness after 1 year
- Currently at 500 high-end doors
- Expansion to 1000 more doors in H2'13



Australia

- 4% house hold penetration
- 40% growth vs. last year
- High soda maker sales & consumables usage
- Focus on retail expansion
- Source launching Q3 2013



Korea

- Carbonation is a growing category
- Sell-in up 50% Y/Y in Q1'13
- Premium "shop in shop" in 22 stores



India

- Rapidly growing CSD market
- Establishing subsidiary H2 2013
- Focus on regulatory approvals and local flavor sourcing
- Positive initial consumer feedback

sodastream

South Korea


SHINSEGAE
set the bubbles free

sodastream

Singapore




sodastream
sodastream
set the bubbles free








sodastream





sodastream **Australia**


sodastream
SOURCE
SMART. SIMPLE. SODA.
MYER
$189
sodastream
SOURCE
SMART. SIMPLE. SODA.
sodastream

New Zealand



CURRENT CATALOGUE
KEYS CUT



sodastream
sodastream

CEMEA

- 7% of revenues on LTM basis
- Revenues grew 16% year-over-year on LTM basis
- User base continues to grow and remains very active

SUBSIDIARY

- Israel → 10.0%
- South Africa → 1.0%

DISTRIBUTOR

- Czech Republic → 13.0%
- Russia
- Poland

CEMEA Quarterly Growth


Revenue ($M)
2009
2010
2011
2012
2013
12
10
8
6
4
2
0
3.8
5.9
10.0
6.7
6.7
4.5
6.0
8.2
8.4
4.5
5.8
7.5
10.3
5.0
7.6
5.2
6.6
Q1
Q2
Q3
Q4

sodastream

CEMEA Future Growth

Growth Opportunities



Russia

- Switched to a leading distributor partner in electrical appliances (with current distribution in 20,000 doors)
- High levels of sparkling water consumption
- Growing levels of soda consumption



Poland

- Restructuring distribution setup
- Growing CSD market – 13mm households
- Plan to expand to more hypermarket and electrical stores in H2 2013

sodastream

South Africa


sodastream
WIN
399
sodastream
sodastream
sodastream

sodastream

Israel



Save 2,000
each year
SET
FREE
SET
FREE
SET
FREE
Earth Friendly

sodastream

Czech Republic


tiskárny
fotoaparáty
finanční služby
NESPRESSO
sodastream

sodastream

Market Case Study
Germany


sodastream
60L

Germany

Strong growth
in a 20 year-old market

Agenda

1. Business Results Germany 2012 + 2013 Q1
2. Marketing Strategy

Agenda

1. **Business Results Germany 2012 + 2013 Q1**
2. Marketing Strategy


sodastream
Net Sales SodaStream Germany % change versus year ago
80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
2011
-7%
2012
25%
Q1 2013
31%

sodastream

2012 sell out (value) % change vs year ago
Source: IRI grocery trade panel



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0%
9%
7%
26%
12%
13%
47%
89%
17%
15%
30%
20%
Jan
Feb
March
April
May
June
July
Aug
Sept
Okt
Nov
Dez

2012 sell out (value) % change vs year ago
Source: IRI grocery trade panel


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0%
9%
7%
26%
12%
13%
47%
89%
17%
15%
30%
20%
Jan
Feb
March
April
May
June
July
Aug
Sept
Okt
Nov
Dez

In addition new channels:

amazon

QVC

sodastream

2013 sell out (value) % change vs year ago
Source: IRI grocery trade panel



25%
20%
15%
10%
5%
0%
10%
24%
21%
Jan
Feb
March

In addition
new channels:

amazon

QVC

2012 soda maker sell out doubled vs 2011 (IRI grocery trade panel data)


TESTSIEGER
ÖKO-TEST
Sehr gut
Vom Hersteller des Testsiegers.


Umsatz mit Wassersprudlern in Deutschland: VERDOPPELT
+ 104%
2011
2012
SymphonyIRIGroup
LEH+DM

sodastream

Advertised glass carafe soda maker Crystal in Q1 ´12 x 3 and Q1 ´13 x 6 (IRI grocery trade panel sell out data)


Vom Hersteller des Testsiegers.
ÖKO-TEST
Sehr gut
TESTSIEGER
Q1 2013
x6
Q1 2012
x3
Q1 2011


sodastream
sodastream

Agenda

1. Business Results Germany 2012 + 2013 Q1
2. **Marketing Strategy**

sodastream

Most effective consumer benefit and advertising tagline pre-tested with hard sell out data in digital advertising



sodastream
Frisch sprudeln statt schwer schleppen
Durchschnittliche Amazon.de Kundenbewertung
uneinge-schränkt empfehlenswert!
Der Geschmack aus Glasflaschen ist nicht zu vergleichen mit Plastikflaschen! | mehr
Jetzt kaufen
sodastream
Prickelnde Erfrischung selbst gemacht
Durchschnittliche Amazon.de Kundenbewertung
uneinge-schränkt empfehlenswert!
Der Geschmack aus Glasflaschen ist nicht zu vergleichen mit Plastikflaschen! | mehr
Jetzt kaufen
sodastream
Frischer kann Wasser nicht prickeln!
Durchschnittliche Amazon.de Kundenbewertung
uneinge-schränkt empfehlenswert!
Der Geschmack aus Glasflaschen ist nicht zu vergleichen mit Plastikflaschen! | mehr
Jetzt kaufen
sodastream
Wassersprudler mit edlen Glaskaraffen
Durchschnittliche Amazon.de Kundenbewertung
schnell-einfach-lecker
Vor allem kann jetzt jeder seinen Sprudel mit dem Kohlensäuregehalt mixen, wie er möchte. | mehr
Jetzt kaufen
sodastream
Frisch sprudeln statt schwer schleppen
schmeckt nicht nach Plastik
individuell dosierbar
ohne Flaschen schleppen
Jetzt kaufen
Einfach sprudeln statt schwer schleppen
Jetzt kaufen
Wassersprudler Crystal mit Glaskaraffe
sodastream
sodastream
Prickelnde Erfrischung selbst gemacht
TESTSIEGER
ÖKO-TEST
Sehr gut
Jetzt kaufen
Wassersprudler Cool
sodastream
Frisch sprudeln statt schwer schleppen
TESTSIEGER
ÖKO-TEST
Sehr gut
Jetzt kaufen
Frisch sprudeln statt schwer schleppen
Durchschnittliche Amazon.de Kundenbewertung
...und ein gutes Trinkgefühl
das Wasser schmeckt ... besser als in Kunststoff-flaschen | mehr
Jetzt kaufen
SodaStream Wassersprudler Penguin mit eleganten Glaskaraffen
sodastream
Frisches Wasser mit beliebig viel Sprudel. Ohne Schleppen.
TESTSIEGER
ÖKO-TEST
Sehr gut
Jetzt kaufen
Wassersprudler Cool

sodastream

Print advertising with most effective consumer benefit „no schlepping“


Gala
www.gala.de
Plötzlich nähern sich die beiden wieder an...
MADONNA &
Tour-Start:
So cool rockt ihr Sohn die Bühne
SIE STIEHLT HEIDI DIE SHOW
Geheimplan der TV-Bosse: Bar Refaeli soll Heidi Klum ablösen
Einfach sprudeln, statt schwer schleppen!
TESTSIEGER
sodastream

Since start of print advertising more Germans search SodaStream on Google than the leading bottled water brand

Google Search requests (indexed, January 2011 – May 2013)



Google
SodaStream
Gerolsteiner (#1 German bottled water brand)
Start of print advertising
100
80
60
40
20
Jul 2011
Jan 2012
Jul 2012
Jan 2013

sodastream

Visits to SodaStream online store locator in 2013 doubled vs year ago

Weekly visits to online store locator


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2013
2012
1
3
5
7
9
11
13


Prickelnde Erfrischung selbst gemacht
Jetzt kaufen
Berlin
Amazon
Adler Apotheke
Carl-Schurz-Str. 39
13597 Berlin
Alfred Osche
Baseler Str. 9
12205 Berlin
Ansbacher Apotheke
Potsdam

Grade A endorsement by the 2 most important independent product test institutions


TESTSIEGER
Stiftung Warentest
test
Gut (2,2)
Im Test: 14 Trinkwasser-sprudler
Ausgabe 6/2001
ÖKO-TEST
RICHTIG GUT LEBEN
Trinkwassersprudler „Cool"
Sehr gut
Öko-TEST Jahrbuch Essen, Trinken und Genießen 2005
Vom Hersteller des Testsiegers.

Local German flavour assortment


sodastream
Holunderblüte


sodastream
SCHUTZ
ENGEL
So erfrischend können
Vitamine schmecken


25€
Geld
zurück
sodastream


sodastream™
perfektes wasser ohne schleppen.
rickelnde
rfrischung
etzt selbst
machen!
99,-
sodastream™



Prickelnde Erfrischung jetzt selbst machen!
sodastream


Prickelnde Erfrischung jetzt selbst machen!
Prickelnde Erfrischung jetzt selbst machen!
sodastream
sodastream


VERRÜCKTE
WILLKOMMEN
Media Markt
Prickelnde Erfrischung jetzt selbst machen!

2013 Austria ´No Schlepping` TV advertising effectiveness test for potential 2014 Germany rollout



Visits to SodaStream Austria website



Start of TV advertising
2013
2012
2011
1
3
5
7
9
11
13
15
17
19
21
23
25
27
29
31
33
35
37
39
41
43
45
47
49
51

sodastream

Market Case Study
USA


sodastream
60L


Coca

Transformation is Possible



Huge Market Opportunity

- **Soda category $40B in-home**
  - ***-> 100MM households***
  - ***-> Teens to Boomers***
- **Energy Drinks**
- **Juice Drinks and Teas**
- **Sparkling Water**



Consumer and Retailer Receptivity

- Constant flow of new products & brands
- Brand loyalty is declining
- Home carbonation offers rational and emotional benefits for the consumer
- Home carbonation offers higher and more incremental growth to housewares retailers
- Razor and razor blade model

Robust Top-line Growth


Revenue ($ Million)
$160
$140
$120
$100
$80
$60
$40
$20
$-
CAGR 113%
$7
$15
$40
$86
$143
2008
2009
2010
2011
2012

sodastream

Phased Distribution Strategy

	Innovator	Early Adopters	Majority
Upscale Specialty	WILLIAMS-SONOMA Sur La Table	le gourmet chef	
Higher End Housewares/ Department		bloomingdale's macy's BED BATH & BEYOND	
Mainstream Housewares/ Department		KITCHEN COLLECTION	BON-TON jcpenney sears KOHL'S
Mass, Big Box & Club			TARGET BEST BUY Walmart COSTCO WHOLESALE STAPLES

Next Stage…Hypermarket, Grocery, Drug

sodastream

Rapid Retail Door Growth



Retail Doors
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
325
1,850
3,950
9,500
15,000
2008 2009 2010 2011 2012
Gas Doors
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
25
500
2,000
4,000
9,500
2008 2009 2010 2011 2012

Gas today at over 12,000 locations

Increasing Assortment


Average sku count per door
30
25
20
15
10
5
-
5
10
15
20
25
2008
2009
2010
2011
2012

sodastream

Door Productivity Increasing



Revenue per door ($'000)
(excludes sodastream.com)
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$3.1
$3.2
$7.6
$8.4
$9.0
2008
2009
2010
2011
2012

Sell-out Velocity Increasing

Q1'13 Sell-out, ex. Gas


200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
67%
182%
Doors
Revenues

Q1'13 Sell-out, Gas Only


700%
600%
500%
400%
300%
200%
100%
0%
230%
657%
Doors
Revenues

From various 3rd party sources

sodastream

Household Penetration 1.1%

Based on gas refills

- 1.1MM gas refills in Q1
- Average of 3.5 refills per year
- 115MM US households

Category Awareness High


Category Awareness
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
48%
71%
78%
Jun-11
Jul-12
Apr-13

Are you aware of home soda makers category?
By home soda makers we mean all of the components that make up a home soda making system, including the drink maker, syrups, bottles, and carbonators that are used to make homemade soda or carbonated water.

sodastream

Brand Awareness High

Brand Awareness, Aided & Unaided


70%
60%
50%
40%
30%
20%
10%
0%
8%
22%
25%
46%
38%
63%
Jun-11
Jul-12
Apr-13
SodaStream - Unaided
Aided

Unaided - Thinking about brands of home soda makers, which brand comes to mind first? And others?

Aided - Which of the following brands of home soda makers have you ever heard of, even if only by name?

AdvertisingAge

Special Report: America's Hottest Brands

SodaStream Pops Up in a Big Way



TV is main trigger while PR is 2nd


Following a TV commercial
35%
39%
Read or heard about it on the internet or newspaper
29%
28%
After seeing it at a friend's house/Heard about it from a friend
21%
19%
I got it as a gift
27%
18%
Learned about it in the store/ during in-store demonstration / after I tasted it
12%
18%
Received an advertisement by mail or email
17%
18%
Heard about it on the radio
29%
16%
Jul-12
Apr-13

What triggered you to purchase your home soda maker?

sodastream

Retention Improving

1+ year attrition rate is improving each year…probably due to broader consumables distribution and expanded assortment


Jun 2011
24%
18%
58%
1-2 Years ago
July 2012
16%
18%
65%
1-2 Years
April 2013
17%
71%
1-2 Years ago
Active users
Owners - non users
Past owners

Do you have or have you ever had a home soda maker in your household?
When did you get your home soda maker?

sodastream

High Usage Frequency

Base: Active Users



4%
14%
25%
27%
27%
Once a month
Once every week or two
3-4 times a week
Once a day/nearly once a day
Twice a day or more often
Apr-13

How frequently the home soda maker used at your home?

Flavor Trial & Usage is High

Base: Aware to favoring


No, we never tried them
Yes, we tried once but not using them anymore
Yes, we tried and use them regularly
73%
Apr-13
6%
35%
32%
Use them rarely
Use them frequently
Use SST flavors exclusively
Apr-13

Have you ever tried SodaStream sodamix flavors in your home?

sodastream

Syrup Sales Confirm Survey Findings


Syrups per gas refill
3.5
3.0
2.5
2.0
1.5
1.0
0.5
-
1.9
2.2
3.3
Q1'11
Q1'12
Q1'13

Impact Of Gifting

No negative impact of gifting on loyalty and attrition



Impact of gifting
Active users
82%
79%
Owners -non users
11%
8%
Past users
7%
12%
Heavy users (Daily)
54%
47%
Medium users (once a weekl)
27%
19%
Light users (once a month)
20%
33%
Purchase
Gift

What triggered you to purchase your home soda maker?

Growth Drivers

- Brand and category building advertising & PR
- Product innovation
- Product assortment
- Partnerships
- In-store presence
- New distribution


SUCCESS

TV Drives Awareness and Education



- Category Education
- Retailer buy-in
- Correlates to sell-out
- Tracking study shows TV as the main driver of awareness and main trigger for purchase
- Can deliver break-through levels efficiently with a smart, flexible media strategy

Radio Provides Awareness and Legitimacy

- National personalities
- Meet and greets
- Endorsement format

Sean Hannity



Don Imus


FOX
NEWS
channel
IMUS


THE
BOB
&TOM
SHOW

Stephanie Miller


LIVE
THE STEPHANIE MILLER SHOW

Dan Patrick



Rush Limbaugh



sodastream

Digital Marketing


kitchendaily
Search for Recipes
How-To A Guide to the Basics and Beyond
How to Choose and Store Radishes
sodastream
Fizz the season!
Shop Now

- Driving clicks-to-bricks
  - Baseline KW program
  - Incremental KW program
  - Retargeting
  - YouTube
  - Rich Relevance
  - Social Media
  - Mobile ads
  - QR integration


Stylelist
sodastream
Fizz the season!
FASHION
SEE HOW CHRISTOPHER KANE'S LIGHTING UP J BRAND
KOHL'S


SodaStream
From diet cola to sparkling water, we keep happy families hydrated - without filling landfills with plastic bottles. Show us some love.
Like · 41,229 people like this.


Google
sodastream

Email Marketing


sodastream smart. simple. soda.
sodastream
REVOLUTION
Now Available Online!
WATCH VIDEO »
BUY NOW »


Introducing new Mango and Cranberry Energy...
add some spark to your day.


sodastream SOURCE
SHOP NOW
sodastream SOURCE
What makes a product simply genius?
PLAY
Watch Our Ad
Free shipping on all Source soda makers!
Meet the Designer, Yves Béhar


sodastream SMART. SIMPLE. SODA.
Missed Out On Christmas Delivery?
It's Not Too Late!
GIVE THE GIFT OF FIZZ
Find SodaStream Products »
at one of our fine retailers near you!
PERFECT GIFT!
STOCKING STUFFERS!
GREEN HOLIDAY!
$20 Mail-In Rebate
$5 Mail-In Rebate

sodastream

Public Relations



Find YOUR XTREME
EXTRA
EXTRA
MORE INFO AT
SODASTREAMUSA.COM



LATE SHOW
with David Letterman



bon appétit



PARADE
Celebrity-Inspired Gifts for Grown-Ups
Still searching for holiday presents? Take a look at these goodies favored by stars.
Julie Bowen (shown here with her Modern Family co-star Sofia Vergara), Drew Barrymore, John Mayer, and Tori Spelling are all fans of The Source by Sodastream, which allows you to make carbonated drinks at home.
Cost: $129 for plastic, $149 for metal. Available in white, black, red, and blue in metal and black in plastic.



iVillage
20 Gift-Worthy Kitchen Gadgets
SodaStream Source Starter Kit



Los Angeles Times
All The Rage



SHAPE
Kitchen Gadgets to Make the Holidays Healthier, Happier, and Easier
Save yourself time, stress, and calories with these new products



DESIGN BUREAU
DESIGN BUREAU RECOMMENDS...



MEN'S JOURNAL

the BIG BANG THEORY

Social Media



sodastream
HAPPY HALLOWEEN
sodastream
WORD OF THE WEEK
mel·lif·lu·ous [muh-lif-loo-uhs]
adj. sweetly or smoothly flowing; sweet-sounding: a mellifluous voice; mellifluous tones.
LET IT FIZZ, LET IT FIZZ, LET IT FIZZ.
RUDOLPH THE RED-NOSED SOURCE MACHINE
sodastream
ELECTION DAY
11.06.2012
vs.
sodastream is SMARTSoda
CONVENIENCE
MAY THE SOURCE BE WITH YOU.
ARE YOU naughty or NICE?
I'M ROOTING FOR TODAY!
GIVE THE GIFT OF FIZZ
sodastream
Have a Fizzy Friday!
This person thinks bottle free is the way to be.
2013
HAPPY NEW YEAR
73 SodaStream USA @SodaStreamUSA 13 Nov
@Cetera_Desunt Schmidt still likes her! #TheresHope #NewGirl
Details
76 New Girl @NewGirlonFOX 13 Nov
@SodaStreamUSA Are you hoping for a Schmidt-Cece reunion? #newgirl
Details

Event Activation


If You Love the Bubbles
Set them FREE!


1 Person, 2 Years




spring break!


sodastream


2,000 or 1
sodastream


THE REVOLUTION IS HERE
1 Person, 2 Years
1,352 Bottles and Cans

sodastream

Full Launch of Source



New Products, Naturals


sodastream
SPARKLING DRINK MIX
Pomegranate Blueberry
sodastream
SPARKLING DRINK MIX
Peach Pear
sodastream
SODA MIX
Cola
sodastream
Naturally Sweetened Diet
Diet Cranberry & Raspberry
Flavored Soda Mix with Other Natural Flavors
Stevia
Makes 25 Servings
sodastream
Naturally Sweetened Diet
Diet Grapefruit & Pomegranate
Stevia
25

New Products, Hispanic Flavors


sodastream
Orange Mango
sodastream
Diet Orange Mango
sodastream
Pineapple Grapefruit
Artificially Flavored Soda Mix
sodastream
Strawberry
Artificially Flavored Soda Mix
sodastream
Diet Lime
sodastream
Lime

New Products, Co-Brands


sodastream
Ocean Spray
Cranberry
ORIGINAL
sodastream
Ocean Spray
Diet
CRAN-RASPBERRY
sodastream
V8
Splash
A&C
sodastream
V8
Splash
Tropical
Blend
A&C
sodastream
EBOOST
Natural Energy
sodastream
EBOOST
Natural Energy

New Products, Soda Caps


sodastream
SODA
CAPS
SMART. SIMPLE. SODA.
sodastream
SODA
CAPS


sodastream
caps
FIZZZ
CLICK
AHHH

Retailer Advertising, dotcom


BED BATH & BEYOND
Join Us:
SHOP
BRIDAL & GIFT REGISTRY
SHOP FOR COLLEGE
sodastream
SEARCH
Shop By Brand
What's New
sodastream™
a smarter way to enjoy soda

Retailer Websites


Sur la table
THE ART & SOUL OF COOKING
Login or Register | Track My Order | Wish List | Store Locator
Shopping Cart (0 Item)
CHECKOUT
Gift Registry | Gifts & Gift Cards | Cooking Classes | Sale & Clearance | What's New
keyword or item #
SEARCH
COOKWARE | COOKS' TOOLS | CUTLERY | ELECTRICS | BAKEWARE | TABLETOP & LINENS | GLASSWARE & BAR | HOUSEWARES | FOOD | OUTDOOR
SodaStream
« Electrics
Price
$0.00-$50.00
$50.00-$100.00
$100.00-$150.00
$150.00-$200.00
SodaStream
Make Your Own Soda
INNOVATIVE, ENVIRONMENTALLY FRIENDLY
Enjoy refreshing sparkling water or soda by itself, or as a foundation for cocktails. Save money while you help the environment, reducing bottle and can waste by over 90%. No batteries or electricity required, more than 20 custom flavors available and carbonation is adjustable.

sodastream

Retailer Advertising - Big & Bold

Macy's Luxe Book December Wk1 2012


ENTERTAINING
SODASTREAM


BED BATH &
OVER 30 FLAVORS!
sodastream
SOURCE
129.99
BRAD SEEMED TO LOSE HIS FIZZ AS SOON AS BRENDA MET SODASTREAM...
SIGH... SHE USED TO LOOK AT ME THAT WAY.
20% OFF
COUPON OFFER
BEYOND

Retail Windows


sodastream
sodastream


BED BATH &
BEYOND


BED BATH &
BEYOND
sodastream



sodastream

In-Store Presence, Bed Bath NYC



BED BATH &
BEYOND
AIR-O-SWISS

sodastream

In-Store Presence, Macys NYC


sodastream
sodastream

sodastream

In-Store Presence, Meijer



sodastream
a smarter way to enjoy soda
Turn water into soda in seco
Carbonator
Swap your empty
CO2 carbonator at
Customer Service
new item

In-Store Presence, Wal-Mart


Everyday
Low Price
sodastream
Turn water into soda in seconds!


sodastream
SMART. SIMPLE. SODA.
sodastream
SMART. SIMPLE. SODA.
sodastream
SMART. SIMPLE. SODA.
sodastream
SMART. SIMPLE. SODA.

sodastream

In-Store Presence, Bed Bath


sodastream
SOURCE


SOURCE
REBATE

sodastream

In-Store Presence, Best Buy




checkout
DURACELL

In-Store Presence, Gas


sodastream
sodastream
sodastream
79.99
99.99


Earth Friendly
Carbonator Exchange
Swap your empty for a full CO2 Carbonator at Guest Services.
$14.99
Spare Carbonator
Don't run out of gas! Grab a spare below.
$29.99

Shelf Signage

sodastream

In-Store Presence, New for 2013


sodastream
SMART
SIMPLE
SODA
EXCHANGE CO2
sodastream


sodastream
SMART
SIMPLE
SODA
sodastream


SMART
SIMPLE
SODA
sodastream
SMART.
SIMPLE.
SODA.
00.00
00.00

Q2 Retail Distribution Expansion

- New retailers during Q2
  - Kroger, 400 doors (limited gas in Q2)
  - Office Depot, 500 doors
  - Alco, 150 doors
- Adding gas to existing retailers during Q2
  - Fred Meyer, all doors
  - Best Buy, all doors
  - 130L expansion
- Additional retail doors during Q3

Profit Drivers

- Leveraging fixed expenses
- Leveraging scale to reduce COGS
- Leveraging scale to reduce variable expenses
- Higher mix of consumables
- Higher mix of specialty flavors
- Revenue Growth!

sodastream

Financial Outlook


pure
sodastream
60L

sodastream

2009-Q1/2013 P&L Highlights

$millions

	2009	2010	2011	2012	Q1-2012	Q1-2013
Revenue	136.2	208.4	289.0	436.3	87.9	117.6
% growth		*53.0%*	*38.6%*	*51.0%*		*33.9%*
Gross Profit	75.8	112.3	157.5	235.8	48.4	64.1
% margin	*55.6%*	*53.9%*	*54.5%*	*54.0%*	*55.0%*	*54.5%*
Adjusted EBITDA	17.1	24.4	40.7	61.1	14.8	18.8
% margin	*12.6%*	*11.7%*	*14.1%*	*14.0%*	*16.8%*	*16.0%*
Adjusted Net Profit	10.0	16.9	32.9	50.0	11.5	14.5
% margin	*7.3%*	*8.1%*	*11.4%*	*11.5%*	*13.1%*	*12.3%*

2009 to 2012 CAGR:

Revenue 47%; EBITDA 53%; Net Income 71%

America's Quarterly Growth


Revenue ($M)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
5.2
13.3
25.6
48.3
6.2
14.7
30.6
10.7
24.0
38.7
18.8
32.0
62.8
Q1
Q2
Q3
Q4
2010
2011
2012
2013


USA unit volume (000)
3,500
3,000
2,500
2,000
1,500
1,000
500
-
115
311
757
119
364
844
249
386
997
303
471
1,217
146
531
1,519
195
703
2,090
301
702
2,136
563
890
2,810
261
1,066
3,322
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Soda makers
CO2
Flavors

sodastream

Western Europe Quarterly Growth



Revenue ($M)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
2009
2010
2011
2012
2013
Q1
Q2
Q3
Q4
20.2
24.9
30.5
45.7
53.4
23.2
35.5
43.2
54.1
26.6
35.9
39.7
52.6
26.6
33.0
39.7
52.0

Regional Revenue & EBIT

Annual table

Revenue

% of total	2009	2010	2011	2012
Americas	10%	20%	29%	36%
Western Europe	71%	62%	53%	47%
CEMEA	13%	12%	11%	7%
Asia Pacific	6%	6%	7%	10%

EBIT

% of total	2009	2010	2011	2012
Americas	-10%	-20%	1%	12%
Western Europe	99%	98%	79%	67%
CEMEA	5%	11%	12%	6%
Asia Pacific	6%	10%	9%	15%

Gross Margin Drivers

- **Product mix**: soda makers vs. consumables & category mix
- **Geographical mix**: direct distributions vs. 3rd party distribution & difference between markets
- **Volume growth:** leveraging fixed infrastructure
- **Depreciation**: new PP&E depreciation
- **Price** changes
- **Commodities cost**: plastics, metals, sugar, energy
- **FX** mainly: €/$, $/NIS
- **Subcontractors** vs. self production

sodastream

Gross Margin Development



56.5
56
55.5
55
54.5
54
53.5
53
52.5
2007
2008
2009
2010
2011
2012
2016T

- High self-distribution
- Lower growth high consumables portion
- No self-capacity limitations

- Growth years – US market ramp up
- High external distributors portion
- Self-capacity limitation – dependency on subcontractors

- Growth continues – similar product mix
- Increased self-distribution
- Same market conditions
- No self-capacity limitations
- Higher depreciation

Expenses as % of Revenue

% of total	2009	2010	2011	2012	2016T
% A&P/Rev.	11.0%	14.7%	15.9%	17.0%	13-15%
% Selling/Rev.	22.0%	20.8%	18.4%	18.0%	16-17%
% Adj. G&A/Rev.	11.8%	9.4%	6.6%	7.1%	5-6%
% Total Exp./Rev.	**44.8%**	**44.9%**	**40.9%**	**42.2%**	**35-38%**

Tax Rates, Cylinder Accounting & Share-Based Compensation

Tax Rates

Current

- 10% (excluding exceptional events)
- NOLs: $36 million
- General tax rates:
  - USA 40%
  - Europe, Canada, Australia 25%- 30%
  - Israel 10%

Longer-term

- NOLs reduction
- US proportion increase
- Effective tax rate forecast 15%-18%

Cylinder Accounting

Types of cylinders

- **Initial** cylinders: part of starter kit
- **Spare** cylinders: sold separately
- **Exchange** Cylinders: CO_2 gas supply vehicle by "exchanging" empty cylinder for full
- **Loan** Cylinders: Exchange Cylinders on loan to significant retailers

Assets vs. expenses

- **PPE** (Fixed assets): **Loan** and **Exchange** Cylinders in our possession
- **Inventory: Initial**, **Spare** cylinders & Exchange cylinders "for sale"
- **P&L-COS**:
  - **Running costs**: cylinder's renewal performed in each refill– renewal costs to P&L
  - + Annual **depreciation**: 2-5%

Share-Based Compensation

IFRS accounting guidelines

- Expense: calculated based on Black & Scholes model
- Impacted by: exercise price, share price, option life, expected volatility and risk-free interest
- Cost amortized unevenly over vesting period (4 years)

  Majority of cost in year 1 (57% in our case)

Future Expenses

- Current cost reflects management 4-years grant in late 2012
- Expected expenses of existing grants ($M):

  2013 – 11.0; 2014 - 5.5; 2015 - 3.5

Cap Ex

Capital Expenditure

New plant establishment – $90M

Maintenance rate – $16M

	2013	2014	2015
New Plant	$50M	$25M	$20M
Production lines	$13M	$16M	$16M
Innovation, IT & Other	$10M	$7M	$4M



Cap Ex vs. D&A
80
70
60
50
40
30
20
10
-
2009
2010
2011
2012
2013
2014
2015
2016T
CAPEX
Depreciation

2016 Target

sodastream

2016 Revenue Growth Target ($M)


1,000
CAGR: 26%
CAGR: 23%
436
289
208
127
140
143
FY07A
FY08A
FY09A
FY10A
FY11A
FY12A
FY13
FY14
FY15
FY16T

2016 Financial Target

	2016T
Revenues	$1.0B
4 years revenue CAGR	23%
Gross margin	56%
A&P (as % from revenue)	13%-15%
Adjusted Operating income margin	17%-20%
Tax rate	15%-18%
Adjusted Net income	15%-18%

sodastream

Closing Remarks



sodastream
60L

Barriers to Entry

- First-Mover advantage / Brand strength
- CO_2 exchange in 60,000 locations and growing
- Expertise in HAZMAT and reverse logistics
- Manufacturing capacity and decades of "know-how"
- Patented leading edge innovation (snap-n-lock, dishwasher-safe, SodaCaps)

Conclusion

- Clear leader of a “game-changing” category
- Partner-of-choice for any brand to join home soda
- Proven business model
- Strong consumer adoption in US
- Meaningful margin expansion potential
- Significant global growth ahead

sodastream

Thank You



SODA MIX
Diet Cola
SODA MIX
Cola

Q&A

Appendix

sodastream

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations Q1-2013 vs. Q1-2012

	2012			2013		
	Reported (Unadjusted)	Share based payment	Adjusted	Reported (Unadjusted)	Share based payment	Adjusted
	(Unaudited)					
	In thousands (other than per share amounts)					
Revenue	$ 87,868	$ -	$ 87,868	$ 117,639	$ -	$ 117,639
Cost of revenue	39,505	-	39,505	53,554	-	53,554
Gross profit	48,363	-	48,363	64,085	-	64,085
Operating expenses						
Sales and marketing	27,268	-	27,268	38,859	-	38,859
General and administrative	9,641	(1,411)	8,230	11,609	(2,394)	9,215
Other income, net	(39)	-	(39)	-	-	-
Total operating expenses	36,870	(1,411)	35,459	50,468	(2,394)	48,074
Operating income	11,493	1,411	12,904	13,617	2,394	16,011
Interest expense (income), net	(122)	-	(122)	25	-	25
Other financial expense, net	129	-	129	210	-	210
Total financial expense, net	7	-	7	235	-	235
Income before income taxes	11,486	1,411	12,897	13,382	2,394	15,776
Income tax expense	1,375	-	1,375	1,298	-	1,298
Net income for the period	$ 10,111	$ 1,411	$ 11,522	$ 12,084	$ 2,394	$ 14,478
Net income per share						
Basic	$ 0.50		$ 0.57	$ 0.58		$ 0.70
Diluted	$ 0.48		$ 0.55	$ 0.57		$ 0.68
Weighted average number of shares						
Basic	20,144		20,144	20,682		20,682
Diluted	20,955		20,955	21,211		21,211